EXHIBIT 1A - 14

Resolution Appointing Andre' L. Ligon Agent of Service for the Company

AVSTAR AVIATION GROUP, INC.

RESOLUTION APPOINTING OFFICERS

The undersigned, constituting all of the directors of AvStar Aviation Group, Inc. A Colorado Corporation, ("the Company") hereby consents to the taking of the following action without the holding of a meeting and hereby adopts the following resolution(s):

BE IT RESOLVED that the Board of Directors of the Company hereby elects Andre' L. Ligon, General Counsel of the Company, to the Office of Treasury of the Company, to serve as such until his Successor has been elected and qualified, or until his earlier resignation, removal of death. Andre' L. Ligon's .duties will include manage the general legal needs of the company, hire outside counsel, if necessary, and be designated as the agent of the Company to receive notices, service of process, and general information for the Company, unless designated by agreement or law. As Treasurer, Andre' L. Ligon shall maintain an account and operate as the paymaster for the company, and all rights and duties that are necessary to carry out his position has treasurer.

BE IT RSOLVED that the Board of Directors of the Company hereby elects Aaron C. Johnson, to the Office of Secretary of the Company, to serve as such until his Successor has been elected and qualified, or until his earlier resignation, removal of death.

Date: May 5, 2014

/s/ Aaron C. Johnson
Aaron C. Johnson, Director